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Renee M. Hardt
Shareholder
+1 312 609 7616
rhardt@vedderprice.com

October 16, 2020

VIA EDGAR Securities and Exchange Commission 100 F Street NE Washington, DC 20549

Re:	Preliminary Proxy Materials for Wilshire Mutual Funds, Inc. (“Registrant”) File No.: 811-07076

To the Commission:

Registrant hereby files a preliminary proxy statement and form of proxy.  It is intended that definitive proxy materials will be mailed on or about October 28, 2020.  The purpose of the proxy statement is to seek shareholder approval of a new investment advisory agreement with Wilshire Associates Incorporated (the “Adviser”) in connection with the change of control of the Adviser and to elect directors to Registrant’s Board of Directors, as well as to seek approval of the shareholders of certain portfolios to convert the portfolios’ investment objective from fundamental to non-fundamental and of the shareholders of Large Company Growth Portfolio to change the portfolio’s sub-classification from “diversified” to “non-diversified.”  Registrant notes that the same preliminary proxy statement was also filed today by Wilshire Variable Insurance Trust (File No.:  811‑07917).

Please call the undersigned at (312) 609-7616 or Kelly Pendergast Carr at (312) 609-7719 with any questions or comments regarding this filing.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt
RMH/ser

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